Santander



BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of December 31, 2022

The principal balances and results accumulated for the period ending December 2022 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	1,982,942
Loans and accounts receivables from customers and banks, net	37,692,840
Loans and accounts receivables from customers at fair value, net	142,306
Financial instruments	10,902,370
Financial derivative contracts	12,150,723
Other asset items	5,294,763
Total assets	**68,165,944**

Principal liabilities	MCh$
Deposits and other demand liabilities	14,086,226
Time deposits and other time liabilities	12,978,790
Issued debt and regulatory capital instruments	9,490,009
Financial derivative contracts	14,108,114
Other liabilities items	13,264,433
Total equity	4,238,372
Total liabilities and Equity	**68,165,944**

Equity attributable to:	
Equity holders of the Bank	4,128,808
Non-controlling interest	109,564

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,598,346
Net fee and commission income	407,268
Result from financial operations	217,652
Total operating income	**2,223,266**
Provision for loan losses	(370,727)
Support expenses	(855,020)
Other results	(84,232)
Income before tax	**913,287**
Income tax expense	(89,430)
Net income for the period	**823,857**
Attributable to:	
Equity holders of the Bank	808,651
Non-controlling interest	15,206

As of December 31, 2022, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$35,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ROMAN BLANCO R.
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Diciembre de 2022

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de diciembre de 2022 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	1.982.942
Créditos y cuentas por cobrar a clientes y bancos	37.692.840
Créditos y cuentas por cobrar a clientes a valor razonable	142.306
Instrumentos financieros	10.902.370
Contratos de derivados financieros	12.150.723
Otros rubros del activo	5.294.763
Total Activos	**68.165.944**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	14.086.226
Depósitos y otras captaciones a plazo	12.978.790
Instrumentos de deuda y capital regulatorio emitidos	9.490.009
Contratos de derivados financieros	14.108.114
Otros rubros del pasivo	13.264.433
Total patrimonio	4.238.372
Total Pasivos y Patrimonio	**68.165.944**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.128.808
Interés no controlador	109.564

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	**MM$**
Ingresos neto por intereses y reajustes	1.598.346
Ingresos neto de comisiones	407.268
Resultado de operaciones financieras	217.652
Total ingresos operacionales	**2.223.266**
Gasto de pérdidas crediticias	(370.727)
Gastos de apoyo	(855.020)
Otros resultados	(84.232)
Resultado antes de impuesto	**913.287**
Impuesto a la renta	(89.430)
Utilidad consolidada del periodo	**823.857**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	808.651
Interés no controlador	15.206

Al 31 de diciembre de 2022, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por MM$35.000 (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.